

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2023

Daniel O'Brien
President and Principal Financial Officer
FLEXIBLE SOLUTIONS INTERNATIONAL INC
6001 54 Ave.
Taber, Alberta, Canada T1G 1X4

> **Re: FLEXIBLE SOLUTIONS INTERNATIONAL INC**
> **Form 10-K filed March 31, 2023**
> **File No. 001-31540**

Dear Daniel O'Brien:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services